Exhibit 99.1

Clearmind Medicine Among Top Biopharma Companies Invited to join Washington DC, Psychedelic Summit

Vancouver, Canada, Nov. 11, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biopharmaceutical company advancing non-hallucinogenic psychedelic-derived neuroplastogens for scalable treatment  of neuropsychiatric, metabolic, and addiction disorders including Alcohol Use Disorder (“AUD”),  today announced that it is among the invitees to join researchers, clinicians, federal agency representatives, and policymakers at the Frontiers of Mental Health and Recovery Summit being held this week in Washington D.C..

Convened by BrainFutures with the support of the Steven & Alexandra Cohen Foundation, Clearmind’s Chief of Global Impact, Mary-Elizabeth Gifford, has been asked to join what BrainFutures describes as “a select group of leaders shaping the future of mental health care,” through hands-on participation in two days of “collaborative working sessions” to begin to tackle the question of how to “accelerate system readiness for psychedelic therapies.”

“Our approach at Clearmind Medicine is to support ’system readiness’ to advance a next-generation, psychedelic-derived neuroplastogen treatment model that could potentially reduce the need for lengthy and costly supervised dosing,” said Gifford.

Gifford added that such “a scalable treatment model could open a new chapter in American mental health.” She will also share insights on CMND-100, Clearmind Medicine’s investigational MEAI-based, non-hallucinogenic neuroplastogen candidate being developed to treat Alcohol Use Disorder, as well as updates from Clearmind’s Phase ll clinical trials at Yale School of Medicine and Johns Hopkins Medicine.

Patient access was also the focus when the FDA invited Gifford to speak at its recent historic hearing on psychedelic medicine in September 2026. Gifford told the FDA then that Clearmind was working toward “responsible patient access, not through new expensive frameworks that are yet to be built, but through America’s already-existing primary care and VA resources.”

Clearmind Medicine CEO Adi Zuloff-Shani, PhD, noted “Advancing new approaches to addiction and mental health treatment requires collaboration across science, clinical research, policy, and healthcare.” Zuloff-Shani added, “I thank the Steven & Alexandra Cohen Foundation and the leadership of BrainFutures for asking our field: ‘what can we do together that cannot be done apart?’”

Keynote speakers scheduled to set the agenda for the two days of working sessions include Mike Davis, MD,PhD, of the FDA, Rick Lambert, MD, of SAMHSA, Carol Hubner,PhD, of NIDA,  Leith States, MD, MPH, MBA FACPM of States Strategies, Glenn Cohen, JD, of the Petrie Flom Center for Health Law Policy, Biotechnology and Bioethics at Harvard Law School, and Andrew Gradison, JD, Veterans Health Administration.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual property portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential for its psychedelic-derived neuroplastogen treatment model to provide a scalable approach to treatment and reduce the need for lengthy and costly supervised dosing; the potential attributes and therapeutic benefits of CMND-100, including its potential use for the treatment of AUD; the Company’s continued clinical development of CMND-100, including its ongoing clinical trials; and the potential for CMND-100 and the Company’s approach to support broader patient access to treatment. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.